Mail Stop 4561

July 19, 2006

James C. Ackerly
President
Splinternet Holdings, Inc.
535 Connecticut Avenue
Norwalk, Connecticut 06854

**Re:    Splinternet Holdings, Inc.**
**Registration Statement on Form SB-2/A**
**Filed on July 12, 2006**
**File No. 333-134658**

Dear Mr. Ackerly:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to Comment 1. Please provide us with a detailed legal analysis whereby you determined that the reincorporation in Delaware while concurrently changing your corporate structure nonetheless is exempt from registration pursuant to Rule 145(a)(2) of the Securities Act. We note your

statement that the share exchange was effected "for the primary purpose of changing the company's domicile to Delaware," whereas Rule 145(a)(2) states that the purpose of the exchange be for the "sole purpose" of changing the issuer's domicile within the United States. In this regard, please also refer to Manual of Publicly Available Telephone Interpretations, July 1997, Securities Act Rules, # 27, available on the Commission's website at www.sec.gov.

## Management's Discussion and Analysis
## Operating Revenues – page 7

2. We have reviewed the revision that you made in response to prior comment 5.  It is still not clear whether the revenues from "other existing customers" are only for hosting.  The sentence which begins "Regardless…" seems to imply that revenues from the other customers would be sufficient to make up for the loss of Contelca.  Please revise your disclosure to clarify.

## Risk Factors – page 10
## Loss of our largest customer could result in substantial decrease in revenues – page 11

3. We note your response to Comment 6. Because your ability to forecast revenues from Contelca appears uncertain, please revise to remove the third and fourth sentences from paragraph one, as they appear to be mitigating language essentially contradicted by disclosure in the paragraph that follows.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Demarest, Accountant, at (202) 551-3432 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc:     Jamie Bogart, Esq. (*via facsimile*)
        Feldman Weinstein LLP